Exhibit 99.1

X Financial Reports First Quarter 2022 Unaudited Financial Results

SHENZHEN, China, May 23, 2022 /PRNewswire/ -- X Financial (NYSE: XYF) (the “Company” or “we”), a leading online personal finance company in China, today announced its unaudited financial results for the first quarter ended March 31, 2022.

First Quarter 2022 Financial Highlights

•	Total net revenue in the first quarter of 2022 was RMB888.4 million (US$140.1 million), representing a decrease of 2.0% from RMB906.3 million in the same period of 2021.

•	Income from operations in the first quarter of 2022 was RMB314.1 million (US$49.5 million), compared with RMB251.2 million in the same period of 2021.

•	Net income in the first quarter of 2022 was RMB139.9 million (US$22.1 million), compared with RMB189.2 million in the same period of 2021.

•	Non-GAAP[1] adjusted net income in the first quarter of 2022 was RMB153.9 million (US$24.3 million), compared with RMB212.0 million in the same period of 2021.

•	Net income per basic and diluted American depositary share (“ADS”) [2] in the first quarter of 2022 was RMB2.52 (US$0.40) and RMB2.46 (US$0.39), compared with RMB3.48 and RMB3.42, respectively, in the same period of 2021.

•	Non-GAAP adjusted net income per basic and adjusted diluted ADS in the first quarter of 2022 was RMB2.76 (US$0.44) and RMB2.70 (US$0.43), compared with RMB3.90 and RMB3.84, respectively, in the same period of 2021.

First Quarter 2022 Operational Highlights

•	The total loan amount facilitated and provided[3] in the first quarter of 2022 was RMB15,250 million, representing an increase of 40.5% from RMB10,855 million in the same period of 2021 and an increase of 16.6% from RMB13,084 million in the previous quarter. Starting from the first quarter of 2021, all loans facilitated and provided by the Company have been Xiaoying Credit Loan[4].

1 The Company uses in this press release the following non-GAAP financial measures: (i) adjusted net income (loss), (ii) adjusted net income (loss) per basic ADS, and (iii) adjusted net income (loss) per diluted ADS, each of which excludes share-based compensation expense and income (loss) from financial investments. For more information on non-GAAP financial measure, please see the section of “Use of Non-GAAP Financial Measures Statement” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

2 Each American depositary share (“ADS”) represents six Class A ordinary shares. On November 19, 2020, a ratio change that has the same effect as a 1-for-3 reverse ADS split took effect, and as a result, one ADS currently represents six Class A ordinary shares.

3 Represents the total amount of loans that X Financial facilitated and provided during the relevant period.

4 Xiaoying Credit Loan is a category of online personal credit loan products facilitated and provided through our platform, including Xiaoying Card Loan and other unsecured loan products we introduce from time to time.

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•	The total outstanding loan balance[5] as of March 31, 2022 was RMB26,659 million, compared with RMB24,912 million as of December 31, 2021 and RMB16,589 million as of March 31, 2021.

•	The delinquency rate for all outstanding loans[6] that are past due for 31-60 days as of March 31, 2022 was 1.31%, compared with 1.48% as of December 31, 2021 and 0.82% as of March 31, 2021.

•	The number of cumulative borrowers[7] was 8.4 million as of March 31, 2022.

•	Total cumulative registered users reached 70.1 million as of March 31, 2022.

Mr. Justin Tang, the Founder, Chief Executive Officer and Chairman of the Company, commented, “We are pleased to start 2022 with a solid performance for the first quarter, despite of multiple challenges from the resurgence of COVID-19 and the economic slowdown in China. The total loan amount facilitated and provided in the first quarter increased on both a yearly and quarterly basis. We also saw our asset quality remained stable during the quarter. However, given the uncertainties of the macro environment, we are cautious about the business outlook for the coming quarters. We will continue to closely monitor the market dynamics, and stay vigilant to any inefficiencies and issues related to the pandemic in China.”

“On the regulatory side, the Chinese government recently highlighted the importance of promoting the healthy development of the platform economy in China. We believe a more visible market with clear and standardized regulations will benefit all the market participants, including us. We fully comply with and support the government’s initiatives and policies to promote the long-term development of the industry. We have laid a strong foundation and are very confident of our expertise to capture growth opportunities amid a healthy regulatory environment.”

“Recently, we were included in the list for the first year under the Holding Foreign Companies Accountable Act (the “HFCAA”), which allows the U.S. regulator to delist companies if they fail to comply with American audit standards for three consecutive years. According to the Foreign Ministry of China, the Chinese securities regulator has already been in communication with U.S. regulators in this regard. Whether these companies will be delisted or not from the U.S. Stock Exchanges depends on the progress and results of the China-U.S. audit supervision cooperation. We hope and look forward to the two governments reaching an agreement in the near future. In the meantime, we have been proactively exploring possible solutions to protect the interest of our stakeholders and maintain our listing status on the New York Stock Exchange.”

Mr. Kent Li, President of the Company, added, “During the first quarter, our total loan amount facilitated and provided reached RMB15 billion, up 40.5% year-over-year and 16.6% quarter-over-quarter, in line with our previous guidance. The delinquency rate for all outstanding loans that are past due for 31-60 days as of March 31, 2022 decreased to 1.31% from 1.48% as of December 31, 2021. We are pleased to see that our tightened risk control measures have successfully stabilized our asset quality amid the complex environment, and especially during the recent COVID-19 resurgence and lockdowns.”

5 Represents the total amount of loans outstanding for loans X Financial facilitated and provided at the end of the relevant period. Loans that are delinquent for more than 60 days are charged-off and are excluded in the outstanding loan balance, except for Xiaoying Housing Loan. As Xiaoying Housing Loan is a secured loan product and the Company is entitled to payment by exercising its rights to the collateral, the Company does not exclude Xiaoying Housing loan delinquent for more 60 days in the outstanding loan balance.

6 Represents the balance of the outstanding principal and accrued outstanding interest for loans that were 31 to 60 days past due as a percentage of the total balance of outstanding principal and accrued outstanding interest for loans the Company facilitated as of a specific date. Loans that are delinquent for more than 60 days are charged-off and excluded in the calculation of delinquency rate by balance. Xiaoying Housing Loan was launched in 2015 and ceased in 2019, and all the outstanding loan balance of housing loan as of March 31, 2021, December 31, 2021 and March 31, 2022 were overdue more than 60 days. To make the delinquency rate by balance comparable, the Company excludes Xiaoying Housing Loan in the calculation of delinquency rate.

7 Represents borrowers who made at least one transaction during that period from the commencement of the Company’s loan facilitation business to a certain date on the Company’s platform.

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“In the meantime, we have been actively working with various partners to jointly explore new opportunities in the personal financing market. In the fourth quarter of 2021, we became an indirect minority shareholder of the Newup Bank of Liaoning(“Newup Bank”). Since the second quarter of 2022, we have started to provide loan facilitation services to Newup Bank. Now we are in active discussions with Newup Bank to jointly design and develop products and programs that cater to the financing needs of small and micro-businesses, in line with the government’s call to support the development of small and medium enterprises in China. We look forward to deepening our cooperation with Newup Bank by leveraging our extensive experience in the personal financing market, and our capabilities in cutting-edge and tech-driven risk control and assessments. We believe helping licensed financial institutions to grow their business will benefit both parties in the long term.”

Mr. Frank Fuya Zheng, Chief Financial Officer of the Company, added, “We are pleased to see our top line increased 7.9% quarter-over-quarter sequentially in the first quarter. As per the guiding principles of the government, we are on track to further reduce the total borrowing cost of the borrowers, in order to jointly promote and stimulate economic growth. We have been stepping up our efforts to acquire more high-quality borrowers and securing a larger user base for long-term sustainable growth. This strategy has put some pressure on our bottom line due to our increased user acquisition costs, but we believe that a solid foundation of borrowers is critical to the long-term development of our business. We will continue to strengthen user acquisition while implementing disciplined cost control measures to deliver a balanced top line and bottom line growth.”

First Quarter 2022 Financial Results

Total net revenue in the first quarter of 2022 decreased by 2.0% to RMB888.4 million (US$140.1 million) from RMB906.3 million in the same period of 2021, primarily due to a decrease in average total borrowing cost of the borrowers; and also partially offset by an increase in the total loan amount facilitated and provided this quarter compared with the same period of 2021.

Loan facilitation service fees in the first quarter of 2022 decreased by 26.5% to RMB508.7 million (US$80.2 million) from RMB692.2 million in the same period of 2021, primarily due to a decrease in average total borrowing cost of the borrowers; and partially offset by an increase in the amount of loan facilitated compared with the same period of 2021.

Post-origination service fees in the first quarter of 2022 increased by 46.4% to RMB87.3 million (US$13.8 million) from RMB59.7 million in the same period of 2021, primarily due to the cumulative effect of increased volume of loans facilitated in the previous quarters. Revenues from post-origination services are recognized on a straight-line basis over the term of the underlying loans as the services are being provided.

Financing income in the first quarter of 2022 increased by 75.9% to RMB231.3 million (US$36.5 million) from RMB131.5 million in the same period of 2021, primarily due to an increase in average loan balances held by the Company as a result of the increase in total loan amount facilitated and provided in the first quarter of 2022 compared with the same period of 2021.

Other revenue in the first quarter of 2022 increased by 165.3% to RMB61.0 million (US$9.6 million) from RMB23.0 million in the same period of 2021, primarily due to an increase in technology service fees received for providing assistant technology development services and referral service fee for introducing borrowers to other platforms.

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Origination and servicing expenses in the first quarter of 2022 decreased by 18.9% to RMB464.5 million (US$73.3 million) from RMB572.5 million in the same period of 2021, primarily due to a decrease in insurance fee paid to insurance company.

General and administrative expenses in the first quarter of 2022 increased by 6.6% to RMB45.3 million (US$7.2 million) from RMB42.5 million in the same period of 2021, primarily due to an increase in consulting service fee expenses in the first quarter of 2022.

Sales and marketing expenses in the first quarter of 2022 increased by 2.9% to RMB4.7 million (US$0.7 million) from RMB4.5 million in the same period of 2021, primarily due to an increase in marketing expenses resulting from the business expansion.

Provision for accounts receivable and contract assets in the first quarter of 2022 was RMB26.1 million (US$4.1 million), compared with RMB17.3 million in the same period of 2021, primarily due to an increase in accounts receivable from facilitation services as a result of the increase in total loan facilitation amount in the first quarter of 2022 compared with the same period of 2021.

Provision for loans receivable in the first quarter of 2022 was RMB33.7 million (US$5.3 million), compared with RMB26.6 million in the same period of 2021, primarily due to an increase in loans receivable held by the Company as a result of the increase in total loan amount facilitated and provided in the first quarter of 2022 compared with the same period of 2021.

Income from operations in the first quarter of 2022 was RMB314.1 million (US$49.5 million), compared with RMB251.2 million in the same period of 2021.

Income before income taxes and gain from equity in affiliates in the first quarter of 2022 was RMB317.8 million (US$50.1 million), compared with RMB224.4 million in the same period of 2021.

Income tax expense in the first quarter of 2022 was RMB181.0 million (US$28.6 million), compared with RMB37.2 million in the same period of 2021.

Net income in the first quarter of 2022 was RMB139.9 million (US$22.1 million), compared with RMB189.2 million in the same period of 2021.

Non-GAAP adjusted net income in the first quarter of 2022 was RMB153.9 million (US$24.3 million), compared with RMB212.0 million in the same period of 2021.

Net income per basic and diluted ADS in the first quarter of 2022 was RMB2.52 (US$0.40), and RMB2.46 (US$0.39), compared with RMB3.48 and RMB3.42, respectively, in the same period of 2021.

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Non-GAAP adjusted net income per basic and diluted ADS in the first quarter of 2022 was RMB2.76 (US$0.44), and RMB2.70 (US$0.43), compared with RMB3.90 and RMB3.84, respectively, in the same period of 2021.

Cash and cash equivalents was RMB649.2 million (US$102.4 million) as of March 31, 2022, compared with RMB584.8 million as of December 31, 2021.

Business Outlook

The Company expects total loan amount facilitated and provided for the second quarter of 2022 to be between RMB15.0 billion and RMB16.0 billion, and the range of increment in total loan amount facilitated and provided for 2022 to be from 15% to 25%. This forecast reflects the Company’s current and preliminary views, which are subject to changes.

Conference Call

X Financial’s management team will host an earnings conference call at 7:00 AM U.S. Eastern Time on May 24, 2022 (7:00 PM Beijing / Hong Kong Time on the same day).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-346-8982
Hong Kong:	852-301-84992
Mainland China:	4001-201203
International:	1-412-902-4272
Passcode:	X Financial

Please dial in ten minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until May 31, 2022:

United States:	1-877-344-7529
International:	1-412-317-0088
Passcode:	5532680

Additionally, a live and archived webcast of the conference call will be available at http://ir.xiaoyinggroup.com.

About X Financial

X Financial (NYSE: XYF) (the "Company") is a leading online personal finance company in China. The Company is committed to connecting borrowers on its platform with its institutional funding partners. With its proprietary big data-driven technology, the Company has established strategic partnerships with financial institutions across multiple areas of its business operations, enabling it to facilitate and provide loans to prime borrowers under a risk assessment and control system.

For more information, please visit: http://ir.xiaoyinggroup.com.

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Use of Non-GAAP Financial Measures Statement

In evaluating our business, we consider and use non-GAAP measures as supplemental measures to review and assess our operating performance. We present the non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We believe that the use of the non-GAAP financial measures facilitates investors’ assessment of our operating performance and help investors to identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income (loss) from operations and net income (loss). We also believe that the non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

We use in this press release the following non-GAAP financial measures: (i) adjusted net income, (ii) adjusted net income per basic ADS, and (iii) adjusted net income per diluted ADS, each of which excludes income (loss) from financial investments and share-based compensation expense. These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, investors should not consider them in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

We mitigate these limitations by reconciling the non-GAAP financial measures to the most directly comparable U.S. GAAP financial measures, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.3393 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of March 31, 2022.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "potential," "continue," "ongoing," "targets," "guidance" and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the Company's goals and strategies; its future business development, financial condition and results of operations; the expected growth of the credit industry, and marketplace lending in particular, in China; the demand for and market acceptance of its marketplace's products and services; its ability to attract and retain borrowers and investors on its marketplace; its relationships with its strategic cooperation partners; competition in its industry; and relevant government policies and regulations relating to the corporate structure, business and industry. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this announcement is current as of the date of this announcement, and the Company does not undertake any obligation to update such information, except as required under applicable law.

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For more information, please contact:

X Financial

Mr. Frank Fuya Zheng

E-mail: ir@xiaoying.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

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X Financial
Unaudited Condensed Consolidated Balance Sheets

(In thousands, except for share and per share data)	As of December 31, 2021	As of March 31, 2022	As of March 31, 2022
	RMB	RMB	USD
ASSETS
Cash and cash equivalents	584,762	649,199	102,409
Restricted cash	407,276	648,653	102,322
Accounts receivable and contract assets, net	747,480	742,762	117,168
Loans receivable from Xiaoying Credit Loans and Revolving Loans, net	2,484,073	3,202,026	505,107
Loans at fair value	389,679	355,175	56,027
Deposits to institutional cooperators, net	1,500,407	1,574,305	248,341
Prepaid expenses and other current assets, net	213,127	83,404	13,157
Financial guarantee derivative	11,817	58,559	9,237
Deferred tax assets, net	274,869	163,540	25,798
Long-term investments	560,038	563,761	88,931
Property and equipment, net	6,188	4,842	764
Intangible assets, net	36,817	36,318	5,729
Loan receivable from Xiaoying Housing Loans, net	12,083	11,583	1,827
Financial investments	82,844	117,442	18,526
Other non-current assets	31,277	25,644	4,045
TOTAL ASSETS	7,342,737	8,237,213	1,299,388

LIABILITIES
Payable to investors at fair value	462,714	448,370	70,729
Payable to institutional funding partners	1,487,379	2,158,426	340,483
Financial guarantee derivative	565,953	611,761	96,503
Short-term bank borrowings	166,500	119,500	18,851
Accrued payroll and welfare	44,605	24,564	3,875
Other tax payable	219,544	233,777	36,877
Income tax payable	117,148	179,493	28,314
Deposit payable to channel cooperators	21,012	20,100	3,171
Accrued expenses and other current liabilities	268,967	302,272	47,682
Other non-current liabilities	12,019	11,011	1,737
TOTAL LIABILITIES	3,365,841	4,109,274	648,222

Commitments and Contingencies Equity:
Common shares	207	207	33
Additional paid-in capital	3,159,523	3,173,507	500,608
Retained earnings	810,856	950,787	149,983
Other comprehensive income	6,310	3,438	542
Total X Financial shareholders' equity	3,976,896	4,127,939	651,166
Non-controlling interests	-	-	-
TOTAL EQUITY	3,976,896	4,127,939	651,166

TOTAL LIABILITIES AND EQUITY	7,342,737	8,237,213	1,299,388

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X Financial
Unaudited Condensed Consolidated Statements of Comprehensive Income

	Three Months Ended March 31,
(In thousands, except for share and per share data)	2021	2022	2022
	RMB	RMB	USD
Net revenues
Loan facilitation service	692,223	508,703	80,246
Post-origination service	59,665	87,344	13,778
Financing income	131,452	231,275	36,483
Other revenue	23,009	61,032	9,628
Total net revenue	906,349	888,354	140,135

Operating costs and expenses:
Origination and servicing	572,503	464,499	73,273
General and administrative	42,534	45,344	7,153
Sales and marketing	4,525	4,658	735
Provision for accounts receivable and contract assets	17,255	26,056	4,110
Provision for loans receivable	26,589	33,740	5,322
(Reversal of) provision for credit losses on deposits to institutional cooperators	(8,252)	732	115
Reversal of provision for credit losses for other financial assets	-	(765)	(121)
Total operating costs and expenses	655,154	574,264	90,587

Income from operations	251,195	314,090	49,548
Interest income (expense), net	2,330	1,027	162
Foreign exchange gain (loss)	(1,574)	955	151
Fair value adjustments related to Consolidated Trusts	51	1,759	277
Change in fair value of financial guarantee derivative	(33,726)	(20,133)	(3,176)
Other income (loss), net	6,159	20,118	3,174

Income before income taxes and gain from equity in affiliates	224,435	317,816	50,136

Income tax expense	(37,220)	(181,035)	(28,558)
Gain from equity in affiliates, net of tax	1,985	3,150	497
Net income	189,200	139,931	22,075
Less: net income attributable to non-controlling interests	-	-	-
Net income attributable to X Financial shareholders	189,200	139,931	22,075

Net income	189,200	139,931	22,075
Other comprehensive income, net of tax of nil:
Gain from equity in affiliates	-	212	33
Foreign currency translation adjustments	5,126	(3,084)	(486)
Comprehensive income	194,326	137,059	21,622
Less: comprehensive income attributable to non-controlling interests	-	-	-
Comprehensive income attributable to X Financial shareholders	194,326	137,059	21,622

Net income per share—basic	0.58	0.42	0.07
Net income per share—diluted	0.57	0.41	0.06

Net income per ADS—basic	3.48	2.52	0.40
Net income per ADS—diluted	3.42	2.46	0.39

Weighted average number of ordinary shares outstanding—basic	324,668,619	331,805,070	331,805,070
Weighted average number of ordinary shares outstanding—diluted	333,245,214	339,603,359	339,603,359

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X Financial
Unaudited Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended March 31,
(In thousands, except for share and per share data)	2021	2022	2022
	RMB	RMB	USD
GAAP net income	189,200	139,931	22,075
Add: Share-based compensation expenses (net of tax of nil)	22,848	13,975	2,205
Non-GAAP adjusted net income	212,048	153,906	24,280

Non-GAAP adjusted net income per share—basic	0.65	0.46	0.07
Non-GAAP adjusted net income per share—diluted	0.64	0.45	0.07

Non-GAAP adjusted net income per ADS—basic	3.90	2.76	0.44
Non-GAAP adjusted net income per ADS—diluted	3.84	2.70	0.43

Weighted average number of ordinary shares outstanding—basic	324,668,619	331,805,070	331,805,070
Weighted average number of ordinary shares outstanding—diluted	333,245,214	339,603,359	339,603,359

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